Exhibit (a)(1)(I)

Email:

To Eligible Employees:

Thank you for making your election under the Extreme Networks Option Exchange Program. Extreme Networks has become aware of a calculation issue with the offer website used to make your elections, which has now been corrected. However, as a result of this issue, you must resubmit your elections to participate in the offer and your prior elections are considered withdrawn.

I apologize for the inconvenience and thank you for your understanding.

Regards,

Bob Corey